February 22, 2018	TSX: ACB

Aurora Cannabis Appoints André Jérôme SVP Business Integration

Edmonton, AB – February 22, 2018 – Aurora Cannabis Inc. (“Aurora”) (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced the appointment of André Jérôme as Senior Vice President, Business Integration. In this newly created role, Mr. Jérôme will be responsible for the integration of acquisitions, as well as for the identification of potential synergies across existing subsidiaries and joint venture partners.

Aurora, which has completed seven acquisitions and seven strategic investments to date, has a strong track record in the integration and generation of value from acquisitions. The Company has implemented a replicable protocol that provides a streamlined integration process. The program includes dedicated staff, as well as resources from IT, Finance, Legal, Operations, HR and Communications. With this newly created position, the Company is creating formal dedicated executive leadership of the integration function. The integration program was developed by Aurora’s senior leadership team, including Dr. Debra Wilson, VP of HR, whose MBA research was focused on acquisition integration.

Mr. Jérôme, a member of the Bar of Québec for the last 23 years, joins Aurora from H2 Biopharma Inc (“H2”), where he was CEO and co-founder. H2 is a Quebec-based, late-stage applicant for Licensed Producer status, which was acquired by Aurora in November 2017. Prior to his activities in the cannabis industry, Mr. Jérôme spent over two decades in the telecoms industry. He held various senior executive positions in corporate affairs, playing an important role in acquisition integration with, among others, international telecom giant Vodafone.

“Since the H2 acquisition, André has demonstrated great leadership, a strong commitment to the Company’s success and a relentless focus on delivering results,” said Terry Booth, CEO. “M&A and business integration are key aspects of our expansion strategy, and with André we have found the right person to take on leadership of this important role. His experience in leading integrations teams on both sides of the fence within large multinational corporations will prove an important asset in creating shareholder value from new acquisitions. His appointment also reflects a strong commitment to our people and our future colleagues.”

Mr. Jérôme added “I am very excited to join the Aurora team, one of the global leaders in this transformational industry. In my short time with the Company, I have come to witness firsthand the total commitment to excellence, and the passion of the people. I look forward to playing my part in helping Aurora further accelerate growth.”

Mr. Jérôme was granted 250,000 options, priced at $10.13. The options will expire February 19, 2023, and vest quarterly over three years.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island. In January 2018, Aurora’s 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is also completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Page | 1

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

###

Further information:

For Aurora

Cam Battley	Marc Lakmaaker
Chief Corporate Officer	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

Page | 2

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release

Page | 3